UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PARTNERS GROUP PRIVATE EQUITY (TEI), LLC
(Name of Subject Company (Issuer))
PARTNERS GROUP PRIVATE EQUITY (TEI), LLC
 (Name of Filing Person(s) (Issuer))
LIMITED LIABILITY COMPANY UNITS
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)
Robert Collins
Partners Group Private Equity (TEI), LLC
1114 Avenue of the Americas, 37th Floor
New York, NY 10036
(212) 908-2600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700

March 30, 2015
(Date Tender Offer First Published,
Sent or Given to Security Holders)
CALCULATION OF FILING FEE
Transaction Valuation:	$18,800,000 (approximately 5% of 2/28 NAV) (a)	Amount of Filing Fee:	$2,184.56 (b)

(a)          Calculated as the aggregate maximum value of Units being purchased.
(b)          Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

[   ]       Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:
[   ]       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[   ]       third-party tender offer subject to Rule 14d-1.
[X]       issuer tender offer subject to Rule 13e-4.
[   ]       going-private transaction subject to Rule 13e-3.
            amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]
ITEM 1.	SUMMARY TERM SHEET.
●
Partners Group Private Equity (TEI), LLC  (the “Fund”) is offering to purchase Units (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund (or $18,800,000 as of February 28, 2015) from members of the Fund (the “Members”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Member desires to tender, after giving effect to all allocations, including any incentive allocation) calculated as of the Valuation Date (as defined below), less any Repurchase Fee (as defined below) due to the Fund in connection with the repurchase.  As used in this Schedule TO, the term “Unit” or “Units” refers to the limited liability company units in the Fund or fractions thereof that constitute the class, including fractions of Units, of security that is the subject of the Offer, and includes all or some of a Member’s Units as the context requires.  Members that desire to tender Units for purchase must do so by 11:59 p.m., Eastern Time on April 24, 2015 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Managers.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Members to tender Units for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires.  The net asset value of Units will be calculated for this purpose as of June 30, 2015, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

●
The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.  The Fund will review the net asset value calculation of the Units during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Units.  Since the Fund’s fiscal year end is March 31, 2016, the Fund expects that the audit will be completed by the end of May 2016.

●
A Member may tender all its Units or some of its Units.  If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a NAV of less than $25,000, Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum capital account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund.  See Item 4(a)(1)(ii).

●
A Member who tenders Units prior to holding such Units for 12 consecutive months may be subject to a “Repurchase Fee” payable to the Fund equal to 2.00% of the amount requested to be purchased, to be netted against withdrawal proceeds.

●
Units will be repurchased on a “first in-first out” basis (i.e., the portion of the Units repurchased will be deemed to have been taken from the earliest capital contribution made by such Member (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Member (as adjusted) until such capital contribution is decreased to zero).

●
If a Member tenders its Units and the Fund purchases those Units, the Fund will issue the Member a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Member to receive an amount equal to the unaudited net asset value of the Units tendered (valued in accordance with the Fund’s Limited Liability Company Agreement dated as of February 18, 2010 (as it may be amended, modified or otherwise supplemented from time to time, the “LLC Agreement”)) determined as of the Valuation Date.

●
The Note will entitle the Member to receive an initial payment in cash (valued according to the LLC Agreement) equal to at least 95% of the unaudited value of the Units tendered by the Member that is accepted for purchase by the Fund (the “Initial Payment”).  The Initial Payment will be made on or before the fifteenth business day after July 1, 2015, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”), provided that if the Fund has requested the repurchase of all or a portion of its Master Fund Interest in order to satisfy the Initial Payment, the Initial Payment may be postponed until ten business days after the Fund has received at least 95% of the aggregate amount so requested to be repurchased by the Fund from the Master Fund.

●
The Note will also entitle the Member to receive a contingent payment (the “Post‑Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Units as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), less any Repurchase Fee due to the Fund in connection with the repurchase, over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund.  Proceeds of the Initial Payment and the Post-Audit Payment, if applicable, will be wire-transferred directly to an account designated by the Member.  The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on the Member’s behalf.  Upon a written request by a Member to UMBFS, UMBFS will mail the Note to the Member at the address of the Member as maintained in the books and records of the Fund.  See Item 4(a)(1)(ii).

●
The Offer is being made to all Members of the Fund and is not conditioned on any minimum number of Units being tendered.  If the Fund accepts the tender of the Member’s Units, the Fund will make payment for Units it purchases from one or more of the following sources: cash on hand, proceeds from the sale of a portion of the Fund’s interest in the Partners Group Private Equity (Master Fund), LLC (via Partners Group Private Equity (Offshore), LDC) (“Interest”), or borrowings. The purchase amount will be paid entirely in cash, less any Repurchase Fee due to the Fund in connection with the repurchase.  See Item 4(a)(1)(ii).

●
Members that desire to tender Units for purchase must do so by 11:59 p.m., Eastern Time, on April 24, 2015 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire.  Until the Notice Due Date, Members have the right to withdraw any tenders of their Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein.  If the Fund has not yet accepted a Member’s tender of Units on or prior to May 22, 2015 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Units after such date. See Item 4(a)(1)(vi).

●
If a Member that is not a client of Merrill Lynch, Pierce, Fenner & Smith, Incorporated (“Merrill Lynch”) would like the Fund to purchase all or some of its Units, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Partners Group Private Equity (TEI), LLC, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on April 24, 2015.  If a Member that is a client of Merrill Lynch would like the Fund to purchase some or all of its Units, it should contact Merrill Lynch, who will enter the order and send the Member a customized tender offer form for its account.  The member should complete, sign and either (i) mail or otherwise deliver the tender offer form to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attention: Sheldon Chang, 4 World Financial Center, 6th Floor, New York, New York 10086-6186; or (ii) fax it to Merrill Lynch at (646) 736-0847, Attention: Sheldon Chang, so that it is received before 11:59 p.m., Eastern Time, on April 24, 2015.  See Item 4(a)(1)(vii).  The value of the Units may change between February 28, 2015 (the last time prior to the date of this filing as of which net asset value was calculated) and the Valuation Date, the date as of which the value of the Units being purchased will be determined.  See Item 2(b).  Members desiring to obtain the estimated net asset value of their Units, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMBFS, at (888) 977-9790 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Member has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire on April 24, 2015, a Member that tenders all of its Units will remain a Member of the Fund through the Repurchase Date notwithstanding the Fund’s acceptance of the Member’s Units for purchase.
ITEM 2.	ISSUER INFORMATION.
(a)            The name of the issuer is “Partners Group Private Equity (TEI), LLC”.  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware limited liability company.  The principal executive office of the Fund is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and its telephone number is (212) 908-2600.

(b)            The title of the securities that are the subject of the Offer is “limited liability company units,” or portions thereof, in the Fund.  As of the close of business on February 28, 2015, the net asset value of the Fund was $375,435,448.  Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by and not withdrawn by Members as described above in Item 1.

(c)            There is no established trading market for the Units, and any transfer of Units is strictly limited by the terms of the LLC Agreement.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.
The name of the filing person (i.e., the Fund and the subject company) is “Partners Group Private Equity (TEI), LLC.”  The Fund’s principal executive office is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and the telephone number is (212) 908-2600.  The Fund seeks to achieve its investment objective by investing substantially all of its assets in Partners Group Private Equity (Offshore), LDC, a Cayman Islands limited duration company (the “Offshore Fund”).  The Offshore Fund in turn invests all or substantially all of its assets in Partners Group Private Equity (Master Fund), LLC, a Delaware limited liability company (the “Master Fund”).  The investment manager of the Master Fund is Partners Group (USA) Inc. (the “Adviser”).  The principal executive office of the Adviser is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036.  The managers on the Fund’s board of managers (the “Board of Managers”) are James F. Munsell, Robert J. Swieringa and Brooks Lindberg.  Their address is c/o Partners Group Private Equity (TEI), LLC at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036.
ITEM 4.	TERMS OF THE TENDER OFFER.
(a)  (1) (i)          Subject to the conditions set out in the Offer, the Fund will purchase Units in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Members by 11:59 p.m., Eastern Time, on April 24, 2015 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)            The value of the Units tendered to the Fund for purchase will be the net asset value as of the close of business on June 30, 2015, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees, including any Repurchase Fee due to the Fund in connection with the repurchase, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Units being repurchased.  See Item 4(a)(1)(v) below.

A Member may tender all or some of its Units.  If a Member tenders some of its Units in an amount that would cause the Member’s remaining Units to have a net asset value of less than $25,000, the Board of Managers reserves the right to reduce the amount to be repurchased from the Member so that the required minimum account balance is maintained or to repurchase the remainder of the Member’s Units in the Fund.  Each Member that tenders Units that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date.  The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Units being purchased (subject to adjustment upon completion of the next annual audit of the Fund’s financial statements).  The Note will entitle the Member to receive the Initial Payment in an amount equal to at least 95% of the unaudited value of the Units tendered and accepted for purchase by the Fund, determined as of the Valuation Date.  The Fund may take up to 15 business days after the Repurchase Date to make the Initial Payment, provided that if the Fund has requested the repurchase of all or a portion of its Master Fund Interest in order to satisfy the Initial Payment, the Initial Payment may be postponed until ten business days after the Fund has received at least 95% of the aggregate amount so requested to be repurchased by the Fund from the Master Fund.

The Note will also entitle a Member to receive the Post‑Audit Payment, a contingent payment equal to the excess, if any, of (1) the aggregate value of the Units repurchased as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Fund’s financial statements), over (2) the Initial Payment.  The Post-Audit Payment will be payable promptly after the completion of the Fund’s next annual audit.  Final adjustments of payments in connection with the repurchased Units generally will be made promptly after the completion of the annual audit of the Fund.  It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.
The purchase amount will be paid entirely in cash.
(iii)            The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on April 24, 2015.  Members that desire to tender Units for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Managers.

(iv)            Not applicable.

(v)            At the absolute discretion of the Board of Managers, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Members of such extension.  If the Fund elects to extend the tender period, the net asset value of the Units tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Members.  During any such extension, all Units previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Managers, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated March 30, 2015, and, in the event of such cancellation, not to purchase or pay for any Units tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Units.  If the Fund determines to amend the Offer or to postpone the acceptance of Units tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Members.

(vi)            Until the Notice Due Date, Members have the right to withdraw any tenders of their Units.  Units withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, April 24, 2015 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e‑4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Member’s tender of Units on or prior to May 22, 2015 (i.e., the date 40 business days from the commencement of the Offer), a Member will also have the right to withdraw its tender of its Units after such date.

(vii)            Members wishing to tender Units pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on April 24, 2015 (or if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Member tendering Units pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Units properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Units withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)           For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Units that are tendered if and when it gives written notice to the tendering Member of its election to purchase such Units.

(ix)             If Units in excess of approximately 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will in its sole discretion either: (a) accept the additional Units permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Units that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Units tendered as well as any Units tendered during the extended Offer; or (c) accept Units tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Units.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)             The purchase of Units pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Members that do not tender Units.  Members that retain their Units may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Units tendered.  These risks include the potential for greater volatility due to decreased diversification.  The Fund believes, however, that this result is unlikely given the nature of the Fund’s investment program.  A reduction in the aggregate assets of the Fund may result in Members that do not tender Units bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Units are made by new and existing Members from time to time.  Payment for Units purchased pursuant to the Offer may also require the Fund to tender a portion of its Interest in the Master Fund (via the Offshore Fund).  Such a tender by the Fund could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Master Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased investment related expenses for the Master Fund.  In addition to its own operating expenses, the Fund also bears a pro rata portion of the operating expenses of the Master Fund and the Offshore Fund.

(xi)             Not applicable.

(xii)            The following discussion is a general summary of the federal income tax consequences of the purchase of Units by the Fund for cash pursuant to the Offer.  Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Units by the Fund pursuant to the Offer.

A Member who sells all or some of the Member’s Units to the Fund will generally recognize income or gain only to the extent the amount of cash received by the Member exceeds the Member’s adjusted tax basis in the Member’s entire investment at that time.  The Member’s adjusted tax basis in the Member’s Units will be reduced by the amount of any cash received by the Member from the Fund, and any excess of that cash over that basis will generally constitute capital gain for the Member.  It is possible, however, that Members might recognize some ordinary income by reason of the sale, under certain technical rules that apply to the extent a member disposes of the member’s share of “unrealized receivables” of a limited liability company (as defined in Internal Revenue Code section 751).  No loss will be recognized by a Member on such a sale to the Fund, except that a Member who sells the Member’s entire investment to the Fund may recognize a capital loss at the time of the determination of the Post-Audit Payment to the extent the aggregate cash received, and to be received, by the Member is less than the Member’s adjusted tax basis in the Units.

(2)	Not applicable.
(b)            Any Units to be purchased from any officer, director or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on January 12, 2015 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), and the LLC Agreement, each of which was provided to each Member in advance of subscribing for Units, provide that the Board of Managers has the discretion to determine whether the Fund will purchase Units from Members from time to time pursuant to written tenders, and that one of the factors the Board of Managers will consider in making such determination is whether the Master Fund is making a contemporaneous offer to repurchase interests in the Master Fund.  The Registration Statement also states that the Adviser anticipates recommending to the Master Fund’s board of managers that the Master Fund offer to repurchase interests from its Members quarterly each year.  The Fund commenced operations on May 1, 2010 and has previously made seventeen offers to purchase Units from Members.
The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers; and (ii) any other person, with respect to the Units.
ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.
(a)            The purpose of the Offer is to provide liquidity to Members that hold Units, as contemplated by and in accordance with the procedures set out in the Registration Statement and the LLC Agreement.

(b)            Units that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Units from time to time in accordance with the LLC Agreement.  The Fund currently expects that it will accept subscriptions for Units as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Managers.

(c)            None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Managers or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, or to fill any existing vacancy on the Board of Managers or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Units (other than the Fund’s intention to accept subscriptions for Units on the first day of each month and from time to time in the discretion of the Board of Managers), or the disposition of Units (other than through periodic purchase offers, including the Offer); or (7) any changes in the LLC Agreement or other governing instruments or other actions that could impede the acquisition of control of the Fund.  Because Units are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a)            The Fund expects that the amount offered for the purchase of Units pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund (unless the Fund elects to purchase a greater amount as described in Item 4(a)(1)(ix)), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of a portion of the Fund’s Interest in the Master Fund (via the Offshore Fund) or borrowings (as described in paragraph (d) below).  Upon its acceptance of tendered Units for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (1) cash or (2) a portion of its Interest in the Master Fund (via the Offshore Fund), in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

(b)            There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)            Not applicable.

(d)            None of the Fund, the Adviser or the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers has determined at this time to borrow funds to purchase Units tendered in connection with the Offer.  Depending on the dollar amount of Units tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Units, subject to compliance with applicable law.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Members or from a tender of a portion of its Interest in the Master Fund (via the Offshore Fund).

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.
(a)            Based on February 28, 2015 estimated values, Mr. James F. Munsell, Manager of the Fund, does not have any beneficial ownership in the Fund.

Based on February 28, 2015 estimated values, Mr. Robert J. Swieringa, Manager of the Fund, does not have any beneficial ownership in the Fund.
Based on February 28, 2015 estimated values, Mr. Brooks Lindberg, Manager of the Fund, does not have any beneficial ownership in the Fund.
(b)            Other than the acceptance of subscriptions as of February 1, 2015 and March 1, 2015, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.
No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.
(a)            (1)         The Fund commenced operations on May 1, 2010.  Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Members pursuant to Rule 30e-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Unaudited Financial Statements for the Period from May 1, 2010 (Commencement of Operations)  to September 30, 2010, previously filed with the SEC on Form N-CSR on December 7, 2010;  Audited Financial Statements for the Period ended March 31, 2011, previously filed with the SEC on Form N-CSR on June 9, 2011; Unaudited Financial Statements for the Period ended September 30, 2011, previously filed with the SEC on Form N-CSR on December 9, 2011; Audited Financial Statements for the Period ended March 31, 2012, previously filed with the SEC on Form N-CSR on June 8, 2012; Unaudited Financial Statements for the Period ended September 30, 2012, previously filed with the SEC on Form N-CSR on December 7, 2012; Audited Financial Statements for the Period ended March 31, 2013, previously filed with the SEC on Form N-CSR on June 7, 2013; Unaudited Financial Statements for the Period ended September 30, 2013, previously filed with the SEC on Form N-CSR on December 9, 2013; Audited Financial Statements for the Period Ended March 31, 2014, previously filed with the SEC on Form N-CSR on June 9, 2014; and Unaudited Financial Statements for the Period ended September 30, 2014, previously filed with the SEC on Form N-CSR on December 4, 2014.

    (2)         The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Fund does not have earnings per share information.

    (3)         Not applicable.

    (4)         NAV per Unit $16.5164 (2/28/15)

(b)            The Fund’s assets will be reduced by the amount of the tendered Units that are purchased by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.
(a)            (1)         None.

    (2)         None.

    (3)         Not applicable.

    (4)         Not applicable.

    (5)         None.

(b)    None.

ITEM 12.	EXHIBITS.
Reference is hereby made to the following exhibits, which collectively constitute the Offer to Members and are incorporated herein by reference:
A.	Cover Letter to Offer to Purchase and Letter of Transmittal.
B.	Offer to Purchase.
C.	Form of Letter of Transmittal.
D.	Form of Notice of Withdrawal of Tender.
E.	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.
F.	Merrill Lynch Letter to Unitholders.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.
PARTNERS GROUP PRIVATE EQUITY (TEI), LLC

By:	/s/ Robert Collins
Name:	Robert Collins
Title:	President

March 30, 2015

EXHIBIT INDEX
EXHIBITS
A	Cover Letter to Offer to Purchase and Letter of Transmittal.
B	Offer to Purchase.
C	Form of Letter of Transmittal.
D	Form of Notice of Withdrawal of Tender.
E	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.
F	Merrill Lynch Letter to Unitholders.